em b State of Nebraska ) County of Douglas ) ss: NOTARY Before me the undersigned, a Notary Public in and for the aforesaid County and State, personally appeared Heidi M. Krings, as Attorney-in-Fact for Joel T. Koehneman, and acknowledged the execution of this instrument this /J day of January 2025. (Seal) i GENERAL NOTARY - State of Neocaska LUIS A BARBA ~ , My Comm. Exp. January 15, 2028 Resident of: -~~CL...ll=-,,-.----r---...------ My Commission Expires: __ ,__---,1,____..;;....._.....__